SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              ------------------------

                                 FORM 11-K

                              ------------------------

 (MARK ONE)
  X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1994

         Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

                 STRUCTURAL DYNAMICS RESEARCH CORPORATION TAX DEFERRED CAPITAL ACCUMULATION PLAN
                           (Full title of the plan)


                  STRUCTURAL DYNAMICS RESEARCH CORPORATION
           (Name of issuer of the securities held pursuant to the plan)

                        2000 Eastman Drive, Milford, Ohio 45150
                        (Address of principal executive office)

        Structural Dynamics Research Corporation
         Tax Deferred Capital Accumulation Plan

                 Financial Statements and
                   Additional Information
               December 31, 1994 and 1993


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


Table of Contents to Financial Statements and Additional Information




Report of Independent Accountants

Financial Statements:

  Statement of Net Assets Available for Plan Benefits by Fund

  Statement of Changes in Net Assets Available for Plan Benefits by Fund

  Notes to Financial Statements


Additional Information: *

  Schedule I - Schedule of Assets Held for Investment Purposes

  Schedule II - Schedule of Reportable Transactions




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.





                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of the Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


In our opinion, the accompanying statement of net assets available for benefits by fund and the related statement of changes in net assets available for benefits by fund present fairly, in all material respects, the net assets available for benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1994, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our  audit  was performed for the purpose of forming an opinion  on  the  basic
financial  statements taken as a whole.    The additional information  included
in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional
information required by ERISA.   The Fund Information in the statement  of  net
assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net
assets  available for benefits of each fund.   Schedules I and II and  the  Fund
Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan for the year ended December 31, 1993 were audited by other independent accountants whose report dated April 29, 1994 expressed an unqualified opinion on those statements.

/S/ Price Waterhouse LLP


PRICE WATERHOUSE LLP
Cincinnati, Ohio
June 23, 1995


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund

                            December 31, 1994


                Company                Fixed
                 Stock      Equity     Interest   Balanced    Growth          Loan
                  Fund       Fund       Fund       Fund        Fund           Fund      Total

Assets: -
Investments,
at
fair value
(Note 2):
  Securities of
  participating
  employer     $4,148,968  $     --    $      --    $    --    $      --     $  --  $  4,148,968

 Money market
        accounts      661    246,753          --     299,372     522,409        --     1,069,195
 U.S. Government
  securities           --         --          --   1,329,007         --         --     1,329,007

 Common stocks         --  5,137,762          --   2,302,671   2,360,371        --     9,800,804

Participants'          --         --          --          --          --   284,980       284,980
loans
                 4,149,629 5,384,515          --    3,931,050  2,882,780   284,980    16,632,954

Deposit with
 insurance company,
 at contract
 value (Note 4)         --        --    6,883,824          --          --        --    6,883,824

     Total
investments       4,149,629 5,384,515   6,883,824   3,931,050   2,882,780   284,980   23,516,778



Receivables:
 Employer           696,526     75,469    108,855       95,709    137,404       --     1,113,963
contributions

 Employee            40,961     62,542     85,043       57,062     60,653       --       306,261
contributions

 Accrued
interest                 --         --         --       19,083         --       --        19,083

     Total
receivables         737,487    138,011     193,898     171,854     198,057      --     1,439,307

 Cash                    --     14,476          --         526          91      --        15,093

Assets available $4,887,116 $5,537,002   $7,077,722 $4,103,430  $3,080,928 $284,980  $24,971,178
for plan benefits





                  The accompanying notes are an integral part
                        of these financial statements.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits by Fund

                               December 31, 1993

                   Company               Fixed
                    Stock    Equity     Interest   Balanced   Growth       Loan
                     Fund     Fund        Fund       Fund      Fund        Fund    Total

Assets: -
Investments, at
fair
value (Note 2):
Securities of
participating
employer      $12,154,799  $       --  $     --    $      --    $   --    $   --   $12,154,799

Money market
accounts            1,352     812,134        --      263,828    319,694       --     1,397,008

U.S. Government
securities             --          --        --    1,198,864         --         --   1,198,864

Common stocks          --   3,877,109        --    2,041,409  1,746,116         --   7,664,634

Participants'
loans                  --          --        --           --         --     194,348    194,348
_______________________________________________________________________________________________
               12,156,151   4,689,243        --    3,504,101  2,065,810     194,348  22,609,653

Deposit with
insurance
company, at
contract
value (Note 4)         --          --  6,358,127           --         --        --  6,358,127

     Total
investments     12,156,151  4,689,243  6,358,127    3,504,101  2,065,810   194,348 28,967,780

 Cash                   --        418         --          525         --        --        943

Assets available
for plan
benefits       $12,156,151 $4,689,661 $6,358,127   $3,504,626  $2,065,810 $194,348 $28,968,723











                  The accompanying notes are an integral part
                        of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Statements of Changes in Net Assets Available for Plan Benefits by Fund

              Years ended December 31, 1994 and 1993

                  Company                Fixed
                   Stock      Equity    Interest    Balanced  Growth     Loan
                    Fund       Fund       Fund        Fund      Fund     Fund    Total

Assets available
for plan
benefits,
 December 31,
1992            $7,837,964 $4,291,589  $6,368,667 $1,715,230 $652,036 $178,002 $21,043,488

Investment
income:
 Net appreciation
  (depreciation)
  in fair value of
  investments
(Note 4)          4,414,875   299,630         --     141,548  (55,596)     --    4,800,457

 Interest              265      9,414     452,179     64,971   11,453   16,249     554,531

 Dividends              --    114,398          --     31,909   11,909       --     158,216

 Investment
 expenses              (67)   (57,644)    (16,842)   (31,179) (18,011)      --    (123,743)
Participants
contributions'     607,628    675,235     970,007    658,458  662,965       --   3,574,293

Benefits paid to  (346,696)  (185,871)   (364,069)  (115,216) (26,667)      --  (1,038,519)
participants

Interfund
transfers, net    (357,818)  (457,090) (1,051,815) 1,038,905  827,721       97           --

Assets available
for plan
benefits,
December 31,
1993            $12,156,151 $4,689,661 $6,358,127 $3,504,626 $2,065,810 $194,348 $28,968,723

Investment
income:
Net depreciation
in fair value of
investments
(Note 4)        (8,445,436)   (176,390)        --   (106,014)  (107,491)     --   (8,835,331)

 Interest             612       48,345    441,844    139,516     11,974   18,984     661,275

 Dividends             --      122,972         --     42,291     17,165      --      182,428

 Investment
expenses              (24)     (64,246)   (17,135)   (42,011)   (27,242)     --     (150,658)

Participants'
contributions      630,496     842,668    944,111    848,949    805,151      --    4,071,375

Employer
contributions,
 net of
forfeitures        696,526      75,469    108,855     95,709    137,404      --    1,113,963

Benefits paid to  (273,119)   (142,951)  (391,165)  (172,136)   (61,226)     --   (1,040,597)
participants
Interfund
transfers, net     121,910     141,474   (366,915)  (207,500)   239,383  71,648          --

Assets available
for plan benefits
December 31,
1994             $4,887,116 $5,537,002 $7,077,722 $4,103,430 $3,080,928 $284,980 $24,971,178



                  The accompanying notes are an integral part
                        of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


Notes to Financial Statements



(1)Description of Plan

The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  General

The  Plan  is  a  defined contribution plan covering  all  salaried employees  of  the  domestic  divisions of Structural  Dynamics  Research
Corporation  (the  Company).   It is subject to  the  provisions  of  the
Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Contributions

A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. The Company may provide a matching contribution equal to 50% of the participant's contribution. Additionally, a participant's contribution in excess of 6% of his compensation is disregarded for the purpose of determining the Company's matching contribution. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash. Participants other than officers can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.
The   Company   may   elect   to  make  additional   discretionary
contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all participants. Participants other than officers can redirect the Company's discretionary contributions into other investment options offered under the Plan.

(c)  Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings, gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Vesting

Participants   are   immediately   vested   in   their   voluntary
contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. At December 31, 1994 and 1993, forfeited nonvested accounts totaled $26,034 and $22,966, respectively. During 1994 and 1993, employer contributions were reduced by $49,000 and $-0-, respectively, from forfeited nonvested accounts.









Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


Notes to Financial Statements (continued)



(e)  Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following investment options:

             Company Stock Fund

This  fund  is invested in Structural Dynamics Research  Corporation
Common Stock.

             Equity Fund

This fund is a portfolio of the common stocks of major corporations and cash reserves.

          Fixed Interest Fund

This fund is invested in a guaranteed investment contract with an insurance company.

             Balanced Fund

This fund is a portfolio of U.S. Government securities, the common stocks of major corporations and cash reserves.

              Growth Fund

This fund is a portfolio of common stocks of major corporations and cash reserves.

(f)  Payment of Benefits

Under   the   terms  of  the  Plan,  participants'  accounts   are
distributable  upon  termination of employment.   Participants  may  also
make withdrawals in the case of financial hardship (as determined by the Plan administrator).

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were approximately $1,010,357 and $280,000 at December 31, 1994 and 1993,
respectively, and have been included as a component of assets available for plan benefits. The Plan is required to file a Form 5500 with the Internal Revenue Service which reflects benefits payable as a liability and, accordingly, a deduction from assets available for plan benefits.

(g)  Loans

The Plan allows participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their interest in all funds other than the Company Stock Fund, within certain limitations and upon approval by the Plan administrator. Loan transactions are treated as a transfer to (from) the investment options of the Plan from (to) the Loan Fund. Loan terms range from 1 - 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 2% over the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period. Principal and interest is paid ratably through monthly payroll deductions.




Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)


(2)   Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)  Investments and Income Recognition

Insurance  contracts are carried at contract value as  reported  by the insurance company (Note 4). Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges. Participant loans are recorded at the unpaid principal balances of the individual loans.

Purchases and sales of investments are recorded on the trade  date.
Gains  or  losses  on  the  sale of investments  are  calculated  on  the
specific  identification method.   Interest income  is  recorded  on  the
accrual basis.   Dividends are recorded on the ex-dividend date.

(c)  Contributions

Employee contributions are recorded in the period which the Company makes payroll deductions from the Plan participants' earnings.

(d)  Expenses

Certain  administrative fees of the Plan are paid by  the  Company.
Investment  expenses  are  paid  by  the  Plan  and  are  deducted   from
investment income.

(e)  Reclassifications

Certain amounts in the 1993 financial statements have been reclassified to conform with the 1994 presentation.

(f)  Payment of Benefits

Benefits are recorded when paid.

(3)   Benefit Obligations

Benefit obligations for persons who have withdrawn from participation in the Plan are as follows:

                                  December 31,
                                      1994            1993

          Company Stock Fund         $223,118        $130,272
          Equity Fund                 292,036          20,538
          Fixed Interest Fund         272,571          89,110
          Balanced Fund                69,754          31,020
          Growth Fund                 152,878           9,060

      These amounts are reflected as liabilities in the Plan's Form 5500.



Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (continued)


(4)   Investments

The Company has entered into a Trust Agreement with Smith Barney Shearson (Shearson), with respect to the operation of the Plan and the establishment and management of the trust fund. Shearson, as Trustee, initially invests all participants' contributions to the Plan into a money market account, and subsequently distributes the amounts among the funds as directed by the individual participants.

The Plan maintains a deposit contract with Connecticut General Life Insurance Company (CIGNA), totaling $6,883,824 and $6,358,127 at December 31, 1994 and 1993, respectively. CIGNA holds the Plan's investments in a guaranteed investment contract which provides a rate of return of 6.74% and 7.25% for the years ended December 31, 1994 and 1993, respectively.
Except for its deposit with an insurance company described above, the following table presents the fair values of investments that represent five percent or more of the Plan's assets:

                                      December 31,
                                          1994            1993

          Securities of
          participating employer -
          Structural Dynamics          $4,148,968       $12,154,799
          Research
          Corporation Class A
              Common Stock

   At June 23, 1995, the fair market value of the Company's Common Stock was $12.00 per share. Based on shares held at December 31, 1994, this approximates a $5,113,000 increase in the value of the Common Stock Fund since December 31, 1994.

   During 1994 and 1993, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(8,835,331) and $4,800,457, respectively, as follows:

                                      December 31,
                                          1994            1993

          Securities of
          participating employer    $(8,445,436)      $4,414,875
          U.S. Government securities   (122,882)          23,623
          Common stocks                (267,013)         361,959
           Net change in fair value $(8,835,331)      $4,800,457


(5) Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status


The Plan obtained its latest determination letter on July 21, 1992, in which the Internal Revenue Service stated that the Plan, as then designated,  was  in  compliance  with the applicable  requirements  of  the
Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified and its underlying trust is tax exempt as of the financial statement date.


Schedule I
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


Schedule of Assets Held For Investment Purposes




            Issuer                  Description of          Cost     Current
                                      Investment                      Value

Money market accounts:
Company Stock Funds:
Smith Barney Shearson                  431 units of        $  431   $   431
Government & Agencies Fund             short-term pooled
                                       investment fund

   Smith Barney Shearson Daily        230 units of
   Dividend Fund                          short-term pooled   230        230
                                          investment fund
 Equity Fund:
   Dreyfus Government              50,058 units of short-
   Securities                             term pooled       50,058     50,058
                                          investment fund

   Dreyfus Government             196,695 units of short-   196,695    196,695
   Securities                             term pooled
                                          investment fund
 Balanced Fund:
   Dreyfus Government             299,372 units of short-
   Securities                             term pooled      299,372    299,372
                                          investment fund
 Growth Fund:
   Dreyfus Government             522,409 units of short-
   Securities                             term pooled      522,409    522,409
                                          investment fund

     Total money market                                   $1,069,195  $1,069,195
     accounts

U.S. Government securities:
 Balanced Fund:
   United States Treasury      $150,000 face value
   Notes                       notes dated
                               August 15, 1992, bearing    $ 149,742  $ 137,345
                               interest at 6.375% and
                               due August 15, 2002

   United States Treasury      $446,000 face value
   Notes                       notes dated
                               May 15, 1988, bearing         472,621    461,052
                               interest at 9.0% and due
                               May 15, 1998

   United States Treasury      $266,000 face value
  Notes                        notes dated
                               May 15, 1989, bearing         303,032    278,220
                               interest at 9.125% and
                               due May 15, 1999
   United States Treasury      $450,000 face value
   Notes                       notes dated
                               October 16, 1989,             492,251    452,390
                               bearing interest at 8.0%
                               and due October 15,
                               1996.

     Total U.S. Government                                $1,417,646  $1,329,007
     securities







Structural Dynamics Research Corporation
Schedule I - Continued
Tax Deferred Capital Accumulation Plan

Schedule of Assets Held For Investment Purposes  (continued)

            Issuer                  Description of          Cost     Current
                                      Investment                      Value
Common stocks:
  Equity Fund:
Alliance Global Environment    10,000 shares             $93,750   $87,500
Fd, Inc.
American Express Co.           1,400 shares               39,725    41,300
American Home Products Corp.   1,150 shares               67,466    72,163
AMP Inc. Delaware              1,040 shares                65,130   75,660
Automatic Data Processing,     2,660 shares               136,325   155,610
Inc.
Baker Fentress & Co.           8,597 shares               160,925   118,209
Banc One Corp. Ohio            3,806 shares               134,337   96,577
Boeing Co.                     1,800 shares                76,028   84,600
Canadian Pacific Ltd.          4,000 shares                59,000   60,000
Chris Craft Industries, Inc.   1,236 shares                45,900   42,642
Cincinnati Financial Corp.     2,780 shares               145,295   143,170
Coca-Cola Co.                  1,610 shares                68,138   82,915
Cooper Tire & Rubber Co.       2,950 shares                73,750   69,694
Dial Corp.                     2,400 shares                46,200   51,000
Dun & Bradstreet Corp.         2,190 shares               135,319   120,450
Ericsson L M Tel Co.           1,520 shares                69,920   83,790
Federal Home Loan Mtg Corp.    1,900 shares                68,621   95,950
Fifth Third Bancorp            3,000 shares               158,050   144,000
Franklin Resources, Inc.       4,000 shares               152,000   142,500
Gannett Co., Inc.              2,500 shares               120,000   133,125
Geico Corp.                    2,540 shares               138,586   124,460
General Electric Co.           1,720 shares                81,485   87,720
General Motors Corp. Cl E      4,700 shares               132,247   180,362
General RE Corp.               1,420 shares               160,128   175,370
Global Health Sciences Fd Shs  9,000 shares                87,750   88,875
Golden West Financial Corp.    1,400 shares                53,375   49,350
GT Greater Europe Fund SBI     7,000 shares                84,875   83,125
Hasbro, Inc.                   1,600 shares                57,088   46,600
Hewlett Packard Co.            1,690 shares               129,195   168,789
H & R Block                    3,440 shares               134,447   127,710
ITT Corp.                      700 shares                  60,025   62,038
Johnson & Johnson              3,070 shares               119,730   168,083
J P Morgan & Co., Inc.         700 shares                  49,613   39,288
Loews Corp.                    500 shares                  47,875   43,438


Schedule I - Continued
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Schedule of Assets Held For Investment Purposes  (continued)

            Issuer                  Description of          Cost     Current
                                      Investment                      Value
Common stocks: (continued)
  Equity Fund:  (continued)
Merck & Co., Inc.                  2,540 shares       $  81,915   $96,837
Minnesota Mining & Mfg. Co.        2,920 shares         154,764   155,855
Nations Bank Corp.                 2,760 shares         126,216   124,545
Pacific Telesis Group              5,080 shares         164,180   144,780
Reuters Hldgs. Plc Adr B           3,330 shares         116,342   146,104
Salomon Brothers Fund, Inc.       11,240 shares         155,210   118,020
Sara Lee Corp.                     5,210 shares         123,386   131,552
Sears Roebuck & Co.                  900 shares          49,837    41,400
Seagram Co. Ltd.                   2,000 shares          54,250    59,000
State Street Boston Corp.          4,820 shares         167,192   137,972
Telefonos De Mexico SA             2,800 shares         162,888   114,800
Tri Continental Corp.              8,657 shares         212,500   172,058
Wal-Mart Stores, Inc.              6,430 shares         169,845   136,637
Walt Disney Company                3,440 shares         149,518   158,240
Warner Lambert Co.                   700 shares          46,988    53,899
                                                     $5,187,329  $5,137,762

  Balanced Fund:
Aflac, Inc.                          723 shares        $  17,355 $ 23,136
Amer International Group, Inc.     1,075 shares           75,316  105,350
Arrow Electronics, Inc.            2,055 shares           63,910   73,723
Avon Products, Inc.                1,540 shares           78,753   92,015
Becton Dickinson & Co.             2,490 shares           88,539  119,520
Dole Food, Inc.                    2,800 shares           95,931   64,400
Exel Ltd.                          2,300 shares          105,733   90,850
Federal Home Loan Mtg Corp.        2,025 shares          102,306  102,262
Federated Department Stores,       2,045 shares           45,870   39,366
Inc.
First Interstate Bancorp           1,525 shares           74,836   103,128
Freeport McMoran Copper &            228 shares            5,091     4,845
Gold, Inc.
Freeport McMoran, Inc.             6,100 shares          113,143   108,275
Fruit of the Loom, Inc.        2,325 shares                56,081   62,775
General Electric Co.           1,550 shares                63,813   79,050
General Motors Corp.           1,670 shares                78,875   70,349



Structural Dynamics Research Corporation
Schedule I-Continued
Tax Deferred Capital Accumulation Plan

Schedule of Assets Held For Investment Purposes  (continued)


            Issuer                Description of          Cost     Current
                                    Investment                      Value
Common stocks: (continued)
Balanced Fund:  (continued)
Hasbro, Inc.                   2,885 shares         $   96,758     $84,026
Hercules, Inc.                 950 shares               59,694     109,606
Johnson & Johnson              1,600 shares             65,465      87,600
McDonnell Douglas Corp.        845 shares               98,412     119,990
McMoran Oil & Gas Co.          610 shares                2,745       1,868
MCI Communications Corp.       1,215 shares             18,104      22,326
Mead Corp.                     735 shares               25,787      35,739
Minnesota Mining & Mfg. Co.    440 shares               19,808      23,485
Monsanto Co.                   940 shares               55,805      66,270
National Health Laboratories   2,595 shares             41,345      34,384
Holdings, Inc.
Progressive Corp.              1,610 shares             27,907      56,350
Sprint Corp.                   550 shares               16,362      15,194
TIG Holding, Inc.              2,440 shares             52,358      45,750
Trans America Corp.            1,540 shares             67,459      76,615
Travelers, Inc.                3,000 shares             75,994      97,125
Triton Energy Corp.            1,275 shares             40,443      43,350
Union Texas Petroleum          5,500 shares            113,796     114,125
Holdings, Inc.
Warner Lambert Co.             800 shares               53,279      61,600
Whitman Corporation            3,955 shares             54,283      68,224
                                                    $2,051,356  $2,302,671
  Growth Fund:
Airtouch Communications, Inc.  960 shares           $   23,979  $   27,960
ALC Communications Corp.       495 shares               16,582      15,407
Amer International Group, Inc. 172 shares               15,185      16,856
Analog Devices, Inc.           440 shares               13,420      15,455
Applied Materials, Inc.        735 shares               39,082      31,054
Automatic Data Processing,     695 shares               36,497      40,658
Autozone, Inc.                 2,665 shares             72,016      64,626
Browning Ferris Industries,    315 shares                9,183       8,938
Inc.
Cabletron System, Inc.         400 shares               16,458      18,600
Capital Cities/ABC, Inc.       1,200 shares             89,015     102,300
Cardinal Health, Inc.          460 shares               18,819      21,332
Carnival Corp.                 1,200 shares             28,070      25,500
Coca-Cola Co.                  595 shares               24,921      30,643


Schedule I - Continued
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Schedule of Assets Held For Investment Purposes  (continued)

         Issuer                  Description of            Cost     Current
                                  Investment                         Value
Common stocks: (continued)
Growth Fund:   (continued)
Compaq Computer Corp.          755 shares               $  26,232  $29,822
Computer Sciences Corp.        390 shares                  16,748   19,890
Compuware Corp.                290 shares                  13,881   10,440
Danka Business Systems         820 shares                  18,194   17,732
Enron Corp.                    2,910 shares                80,839   88,755
Ericsson L M Tel Co. CL B      1,495 shares                73,453   82,412
Federal Home Loan Mtg. Corp.   350 shares                  18,561   17,675
Federal National Mortgage      1,135 shares                87,363   82,713
First Data Corp.               1,375 shares                56,550   65,141
First Financial Mgmt. Corp.    610 shares                  34,320   37,591
First USA, Inc.                1,150 shares                42,267   37,806
General Instr. Corp.           460 shares                  12,389   13,800
GFC Financial Corp.            620 shares                  22,404   19,685
Gillette Co.                   470 shares                  30,186   35,191
Grupo Tribasa S A DE CV        380 shares                  12,459    6,317
Harley-Davidson, Inc.          750 shares                  19,329   21,000
Hewlett Packard Co.            625 shares                  57,260   62,422
Home Depot, Inc.               2,933 shares               121,177  134,918
Hong Kong Telecommunications   990 shares                  16,461   18,934
Hospitality Franchise System,  470 shares                  13,865   12,455
Inc.
Humana, Inc.                   895 shares                  17,871   20,249
Kohls Corp.                    475 shares                  22,800   18,881
Loewen Group, Inc.             1,090 shares                26,098   28,885
Lowes Companies, Inc.          965 shares                  34,616   33,534
Manpower, Inc.                 530 shares                  14,032   14,906
MBNA Corp.                     3,380 shares                68,870   79,008
MCI Communications Corp.       695 shares                  15,770   12,771
Medtronic, Inc.                525 shares                  27,622   29,203
Mercury Fin Co.                1,370 shares                21,598   17,810
MGIC Invt. Corp.               925 shares                  26,562   30,641
Microsoft Corp.                2,054 shares                85,975   125,551
Motorola, Inc.                 2,520 shares                96,837   146,160




Schedule I - Continued
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


Schedule of Assets Held For Investment Purposes  (continued)

            Issuer                  Description of          Cost     Current
                                      Investment                      Value
Common stocks: (continued)
  Growth Fund:  (continued)
Office Depot, Inc.             2,190 shares              $50,378    $51,533
Oracle Systems Corp.           1,640 shares                44,973    72,365
Oxford Health Plans, Inc.      200 shares                  13,550    15,850
Pittston Services Group        850 shares                  23,535    22,313
Sensormatic Electronics Corp.  1,180 shares                40,969    42,480
Sunbeam-Oster, Inc.            590 shares                  14,424    15,193
Sun Healthcare Group, Inc.     610 shares                  14,193    15,479
Talbots, Inc.                  545 shares                  18,871    17,031
Toys R Us                      380 shares                  14,060    11,637
United Healthcare Corp.        2,545 shares                88,074   114,843
U.S. Healthcare, Inc.          2,667 shares                88,064   110,014
Wal-Mart Stores, Inc.          3,765 shares               103,581    80,006
                                                       $2,150,488 $2,360,371
Structural Dynamics Research   771,901 shares of       $6,869,975 $4,148,968
Corporation                    Common Stock
          Total Common Stocks                         $16,259,148 $13,949,772




Participants' loans:
  Loan Fund -
     *    Various plan         59 loans to participants $284,980     $284,980
          participants         with interest rates
                               ranging from 8% to 10.5%

Deposit with insurance
company:
  Fixed Interest Fund -        Guaranteed investment
   Connecticut General Life    contract bearing         6,883,824   6,883,824
   Insurance                   interest at 6.74%
   Company
               Total                                  $25,914,793 $23,516,778

*    Denotes party-in-interest




Schedule II
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan

Schedule of Reportable Transactions

                                                                       Current
                                                                       value on
  Identity of   Description   Number  Purchase  Selling       Cost of  transact-
party involved       of         of    price     price          asset   ion date    Net
                 investment  transact                          sold                gain
                               ions

Dreyfus         Short-term      210  $3,960,500 $       --  $       -- $3,960,500 $  --
Government      pooled           97          --  3,996,617   3,996,617  3,996,617    --
Securities      investment
                fund

*Smith Barney
 Shearson
 Government &   Short-term       91   4,655,842        --           --  4,655,842    --
 Agencies Fund  pooled           45          -- 4,688,211    4,688,211  4,688,211    --
                investment
                fund
*  Smith Barney
   Shearson     Short-term
   Daily        pooled           39         --  1,663,147    1,663,147  1,663,147    --
   Dividend     investment

   Fund         fund


*   Denotes party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

                           STRUCTURAL DYNAMICS RESEARCH CORPORATION
                           TAX DEFERRED CAPITAL ACCUMULATION PLAN

Date:June 28, 1995         By: /s/ Jeffrey J. Vorholt
                              Jeffrey J. Vorholt, Trustee

Date:June 29, 1995         By: /s/ John A. Mongelluzzo
                              John A. Mongelluzzo, Trustee

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-22136) of Structural Dynamics Research Corporation of our report dated June 23, 1995 appearing on page 3 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1994.


/s/ Price Waterhouse LLP



PRICE WATERHOUSE LLP
Cincinnati, Ohio
June 23, 1995